EXHIBIT 2.2
AMENDMENT TO ASSET PURCHASE AGREEMENT
This Amendment (the “Amendment”) to the Asset Purchase Agreement is made effective as of December 31, 2014, by and among CLIFFS NATURAL RESOURCES INC., an Ohio corporation (“Parent”), CLIFFS LOGAN COUNTY COAL, LLC, a Delaware limited liability company (“CLCC”), TONEY’S FORK LAND, LLC, a Delaware limited liability company (“TFL”), SOUTHERN EAGLE LAND, LLC, a Delaware limited liability company (“SEL”), CLIFFS LOGAN COUNTY COAL TERMINALS, LLC, a Delaware limited liability company (“CLCCT” and together with CLCC, TFL and SEL collectively the “Sellers” and individually a “Seller”), and CORONADO COAL II, LLC, a Delaware limited liability company (“Purchaser”). Parent, Sellers and Purchaser are sometimes collectively referred to herein as the “Parties.”
A.The Parties entered into an Asset Purchase Agreement, dated as of December 2, 2014 (the “Purchase Agreement”), pursuant to which Purchaser shall buy from Sellers, and Sellers shall sell, assign, transfer, convey and deliver to Purchaser (or its designee), free and clear of any Encumbrances other than Permitted Encumbrances, all of each Seller’s right, title and interest in, to and under the Assets in accordance with the terms of the Purchase Agreement, for the Purchase Price, subject to the adjustments as set forth in the Purchase Agreement. Capitalized terms used but not defined herein will have the meaning given them in the Purchase Agreement.
B.Subsequent to the date of the Purchase Agreement, Parent and Sellers provided notice to Purchaser, as further identified in Schedule 8.6.6 of the Amended and Restated Disclosure Schedules to the Purchase Agreement, that, on December 12, 2014, Parent and Sellers became aware that the main Hitachi shovel (the “Shovel”) used at the Toney Fork Surface Mine to strip overburden suffered damage to certain of the Shovel’s interior structural components.
C.As a result of the damage to the Shovel, the Parties have agreed to amend the terms of Section 2.4.1 of the Purchase Agreement to reduce, by $1,000,000, the Base Purchase Price so as to compensate, in full, Purchaser for any lost net revenue resulting from the Shovel being inoperative as of the Closing ($650,000) and to compensate Purchaser for a portion of the costs of repair of the Shovel ($350,000) as well as to add a new Section 13.6 to reflect the Parties agreement as to Parent’s and Sellers’ obligations regarding the payment for repairs to the Shovel and acquisition of the replacement loader after the Closing.
NOW THEREFORE, in accordance with the terms of Section 14.3 of the Purchase Agreement and in consideration of the foregoing and the mutual promises contained herein and intending to be legally bound hereby, the Parties agree as follows:
1.The first sentence of Section 2.4.1 of the Purchase Agreement hereby is amended to revise the definition of “Base Purchase Price” from “One Hundred Seventy Five Million Dollars ($175,000,000.00)” to “One Hundred Seventy Four Million Dollars ($174,000,000.00)”.

2.A new Section 13.6 will be added to Article 13 [Other Agreements] to read in its entirely as follows:
“13.6    Repair of Shovel; Rental of Loader.
13.6.1    As disclosed in Schedule 8.6.6, Parent and Sellers have made Purchaser aware that the main Hitachi shovel (the “Shovel”) used at the Toney Fork Surface Mine to strip overburden suffered damage to certain of the Shovel’s interior structural components.  The Parties are in the process of engaging outside contractors to repair the Shovel to its functional operating condition prior to suffering such damage.
13.6.2    Parent and Sellers agree to pay directly all the costs and expense necessary (including, without limitation, any such costs and expense attributable to Purchaser’s employees, vendors or subcontractors associated directly with such repairs, which Purchaser shall invoice Parent and Sellers monthly with adequate detail) for the repair of the Shovel; provided, however, that such payment shall be limited to the extent and the amount necessary to put the interior structural components of the car body of the Shovel  in the same or substantially similar structural and operating working condition as it was immediately prior to the occurrence of the damage which caused the failure (the “Shovel Repair Costs”); provided, further, that the Parties acknowledge and agree that the initial $350,000 of Shovel Repair Costs are being prepaid by Parent and Sellers (as part of the reduction of the Base Purchase Price as provided in the Amendment to the Purchase Agreement). To the extent that Purchaser reasonably believes that the Shovel Repair Costs will exceed $350,000, Purchaser will use commercially reasonable efforts to provide Parent and Sellers advance notice of such additional repair work. To the extent that Purchaser elects to make repairs unrelated to the foregoing or to make other enhancements to the Shovel, the costs and expenses of any such repairs or enhancements shall be the sole responsibility of Purchaser.
13.6.3    Parent and Sellers agree to pay or reimburse Purchaser up to (and in no event in excess of) $107,000 for the rental of the replacement 992 K loader (“Loader Replacement Costs”). Purchaser shall invoice Parent for all actual rental expenses which Purchaser incurs in connection with the Loader Replacement Costs on a monthly basis. Each such invoice shall be accompanied by a statement reasonably itemized, including the names of and containing copies of invoices from any third party with respect to any invoiced Loader Replacement Costs. Any Loader Replacement Costs in excess of such $107,000 amount shall be the sole responsibility of Purchaser.
13.6.4    The Parties agree that the adjustment to the Base Purchase Price provided for in the Amendment and the payments made by Parent and Sellers for the Shovel Repair Costs and Loader Replacement Costs in Sections 13.6.2 and 13.6.3 constitute the sole and exclusive remedy of Purchaser and its affiliates, successors and assigns for any matters relating to the Shovel, the Shovel Repair Costs or the Loader Replacement Costs and, as such, Purchaser hereby waives any and all claims relating to the condition of the Shovel as of the Closing Date.”

3.A new Section 13.7 will be added to Article 13 [Other Agreements] to read in its entirely as follows:
“13.7    Parent Board Ratification.
13.7.1    Within thirty (30) business days after the Closing, Parent agrees to deliver to Purchaser a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Parent certifying that attached thereto is a true and complete copy of the resolutions adopted by the board of directors of Parent ratifying the board’s authorization of the Transactions.”
4.A new Section 13.8 will be added to Article 13 [Other Agreements] to read in its entirely as follows:
“13.8.1    Kinder Morgan Arrangement.
13.8.1    Reference is made to that certain Terminal Services Agreement, dated as of November 30, 2012, as amended by the First Amendment, dated March 31, 2014 (the “KM Contract”), among Cliffs North American Coal LLC, Cliffs Logan County Coal LLC and Kinder Morgan Operating L.P. “C” (“Kinder Morgan”). The Parties acknowledge and agree that, as of the Closing Date, in accordance with Section 2.9.1 above, the KM Contract will be deemed an Unassigned Asset since, as of the Closing Date, the Parties, despite their collective best efforts, have been unable to obtain the formal written consent of Kinder Morgan to the assignment of the KM Contract to Purchaser.
13.8.2    In accordance with the terms of Section 2.9.2, the Parties now desire to undertake an arrangement pursuant to which the benefits of the KM Contract will be provided to Purchaser. To that extent, from and after the Closing, the Parties will continue to use their best efforts to obtain the consent of Kinder Morgan to the assignment of the KM Contract to Purchaser. Notwithstanding anything to the contrary herein or the Transition Services Agreement, Sellers and Parent shall provide at no cost to Purchaser all such commercial services necessary to facilitate the management of the throughput tonnage that is contemplated pursuant to this Section 13.8 and the KM Contract until such time as the KM Contract is assigned to Purchaser or terminated.
13.8.3    In the interim, unless and until such consent is secured on a basis reasonably acceptable to all of the Parties, pursuant to Section 5A(ii) of the KM Contract, subsequent to the Closing, CLCC will grant to Purchaser status as, and Purchaser will be deemed to be, a third party allowed to utilize CLCC’s “terminal capacity and storage on the Storage Pad” (the “Coal Delivery Right”) such that volumes delivered by Purchaser or its designee and subsequently loaded onto a Vessel (as defined in the KM Contract) shall be deemed to be a delivery by CLCC and will count toward the Guaranteed Annual Tonnage (as defined in the KM Contract). To that extent, the Parties agree to work under such arrangement in accordance with the terms of Sections 2.9.2 and 2.9.3 of the Agreement.
13.8.4    Purchaser shall have the right to subcontract or assign (in whole or in part) its Coal Delivery Right. To the extent that Purchaser subcontracts or assigns its Coal Delivery Right any such volumes that are delivered by such subcontractor or assignee to the terminal and are subsequently loaded onto a Vessel shall be deemed to be a delivery by CLCC and will count toward the Guaranteed Annual Tonnage. In the event that Purchaser notifies CLCC that Purchaser intends to subcontract or assign, in whole or in part, its Coal Delivery Right, CLCC shall either (a) use best efforts to obtain the necessary consent from Kinder Morgan so that such subcontractor or assignee may deliver its coal to the terminal and such tonnage be counted toward the Guaranteed Annual Tonnage once it is subsequently loaded onto a Vessel; or (b) at the request of Purchaser or if CLCC fails to obtain Kinder Morgan’s consent as set forth in clause (a), grant to such subcontractor or assignee the status as, and such subcontractor or assignee will be deemed to be, a third party allowed to utilize CLCC’s “terminal capacity and storage on the Storage Pad” such that volumes delivered by such subcontractor or assignee and subsequently loaded onto a Vessel shall be deemed to be a delivery by CLCC and will count toward the Guaranteed Annual Tonnage. Notwithstanding anything to the contrary herein, any payments that a subcontractor or assignee of Purchaser’s Coal Delivery Right makes that is related to its use of Purchaser’s Coal Delivery Right shall be paid to, and be the property of, Purchaser and CLCC shall have no right to any such payments. In the event that Purchaser obtains a subcontractor or assignee to its Coal Delivery Right that is willing to deliver coal to the terminal and Kinder Morgan refuses to allow such assignor or subcontractor to deliver its coal to the terminal, then any such amounts that such subcontractor or assignee was ready to deliver to the terminal will be credited against Purchaser’s obligation with respect to the Guaranteed Annual Tonnage and CLCC shall have the responsibility to pay Kinder Morgan for the portion of the Shortfall Payment (as that term is defined in the KM Contract) that would equal the tonnage that such subcontractor or assignee was ready to deliver or had delivered to the terminal.
13.8.5    Subject to and to the extent of the provisions of Section 13.8 above, Purchaser acknowledges and agrees that to the extent that the Guaranteed Annual Tonnage is not met in any Contract Year (any Shortfall Payment is due) as a result of Purchaser’s inability to delivery sufficient tonnage to be loaded onto a Vessel, Purchaser shall be responsible for payment of such Shortfall.”
5.All other terms and conditions of the Purchase Agreement shall remain in full force and effect.
[Signature Pages Immediately Follows]

IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be executed as of the date first written above.
SELLERS:

TONEY’S FORK LAND, LLC		CLIFFS LOGAN COUNTY COAL, LLC

By:	/s/ David L. Webb	By:	/s/ David L. Webb
Name:	David L. Webb	Name:	David L. Webb
Title:	President	Title:	President

CLIFFS LOGAN COUNTY COAL TERMINALS, LLC

By:	/s/ David L. Webb
Name:	David L. Webb
Title:	President

SOUTHERN EAGLE LAND, LLC

By:	/s/ David L. Webb
Name:	David L. Webb
Title:	President

PARENT:
CLIFFS NATURAL RESOURCES INC.

By:	/s/ P. Kelly Tompkins
Name:	P. Kelly Tompkins
Title:	Executive VP Business Development

PURCHASER:
CORONADO COAL II LLC

By:	/s/ Garold. R. Spindler
Name:	Garold R. Spindler
Title:	Authorized Representative

[Signature Page to the Amendment to Asset Purchase Agreement]